Robert Sourek

President, Bear Mountain Forest Products, Inc.
BS in Forest Management, Univ. of Montana, 1983.
Founder, President, CEO Bear Mountain Forest Products Inc., 26 years.
Founding Board Member, Biomass Thermal Energy Council.
Past Board Member, Biomass Energy Resource Center